Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Second Quarter of 2018, Declaration of a Quarterly Dividend, and a New Sale and Leaseback Agreement for Four Product Tankers
MONACO--(GLOBE NEWSWIRE - July 31, 2018) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers", or the "Company") today reported its results for the three and six months ended June 30, 2018.
The Company also announced that its Board of Directors has declared a quarterly cash dividend of $0.01 per share on the Company’s common stock and that it has agreed to sell and leaseback four additional product tankers.
Results for the three months ended June 30, 2018 and 2017
For the three months ended June 30, 2018, the Company's adjusted net loss (see Non-IFRS Measures section below) was $44.9 million, or $0.15 basic and diluted loss per share, which excludes from the net loss (i) a $17.0 million loss recorded on the Company's exchange of its Convertible Notes due 2019 for newly issued Convertible Notes due 2022 (the "Convertible Notes Exchange", which is described below), and (ii) a $7.0 million write-off of deferred financing fees. The adjustments resulted in an aggregate reduction of the Company’s net loss by $24.0 million or $0.08 per basic and diluted share. For the three months ended June 30, 2018, the Company had a net loss of $68.9 million, or $0.22 basic and diluted loss per share.
For the three months ended June 30, 2017, the Company's adjusted net loss (see Non-IFRS Measures section below) was $17.0 million or $0.09 basic and diluted loss per share, which excludes from the net loss (i) a $23.4 million loss on sales of vessels and write-down of vessel held for sale, (ii) $32.5 million of transaction costs related to the merger with Navig8 Product Tankers Inc ("NPTI"), (iii) a $5.4 million gain recorded upon the purchase of the four subsidiaries of NPTI that own four LR1 tankers, and (iv) a $0.8 million write-off of deferred financing fees. The adjustments resulted in an aggregate reduction of the Company’s net loss by $51.3 million or $0.28 per basic and diluted share. For the three months ended June 30, 2017, the Company had a net loss of $68.3 million, or $0.38 basic and diluted loss per share.
Results for the six months ended June 30, 2018 and 2017
For the six months ended June 30, 2018, the Company's adjusted net loss was $76.4 million (see Non-IFRS Measures section below), or $0.25 basic and diluted loss per share, which excludes from the net loss (i) a $17.0 million loss recorded on the Convertible Notes Exchange, (ii) a $7.0 million write off of deferred financing fees and (iii) $0.3 million of transaction costs related to the merger with NPTI. The adjustments resulted in an aggregate reduction of the Company's net loss by $24.3 million or $0.08 per basic and diluted share.  For the six months ended June 30, 2018, the Company had a net loss of $100.7 million, or $0.33 basic and diluted loss per share.
For the six months ended June 30, 2017, the Company's adjusted net loss was $28.5 million (see Non-IFRS Measures section below), or $0.17 basic and diluted loss per share, which excludes from the net loss (i) a $23.4 million loss on sales of vessels and write-down of vessel held for sale, (ii) $32.5 million of transaction costs related to the merger with NPTI, (iii) a $5.4 million gain recorded upon the purchase of the four NPTI subsidiaries that own four LR1 tankers, and (iv) a $0.9 million write-off of deferred financing fees.  The adjustments resulted in an aggregate reduction of the Company's net loss by $51.3 million or $0.30 per basic and diluted share.  For the six months ended June 30, 2017, the Company had a net loss of $79.8 million, or $0.46 basic and diluted loss per share.

Declaration of Dividend
On July 30, 2018, the Company's Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about September 27, 2018 to all shareholders of record as of September 20, 2018 (the record date). As of July 30, 2018, there were 331,629,992 shares outstanding.
Summary of Other Recent and Second Quarter Significant Events

•
Below is a summary of the average daily Time Charter Equivalent (TCE) revenue (see Non-IFRS Measures section below) and duration for voyages fixed for the Company's vessels thus far in the third quarter of 2018 as of the date hereof (See footnotes to 'Other operating data' table below for the definition of daily TCE revenue):

•	For the LR2s in the pool: approximately $12,000 per day for 45% of the days.

•	For the LR1s in the pool: approximately $8,000 per day for 35% of the days.

•	For the MRs in the pool: approximately $11,000 per day for 40% of the days.

•	For the ice-class 1A and 1B Handymaxes in the pool: approximately $8,000 per day for 40% of the days.

•	Below is a summary of the average daily TCE revenue earned on the Company's vessels during the second quarter of 2018:

•	For the LR2s in the pool: $12,669 per revenue day.

•	For the LR1s in the pool: $11,090 per revenue day.

•	For the MRs in the pool: $12,305 per revenue day.

•	For the ice-class 1A and 1B Handymaxes in the pool: $10,635 per revenue day.

•
In May and July 2018, the Company closed offers to exchange $203.5 million ($188.5 million in May 2018 and $15.0 million in July 2018) aggregate principal amount of its existing convertible senior notes due 2019 (the "Convertible Notes due 2019") for the same aggregate principal amount of new convertible senior notes due 2022 (the "Convertible Notes due 2022"). The terms and conditions of the Convertible Notes due 2022 are described below.

•
In July 2018, the Company reached an agreement (which has not previously been announced) to sell and leaseback two Handymax product tankers (STI Battersea and STI Wembley) and two MR product tankers (STI Texas City and STI Meraux) to an international financial institution. The Company expects to raise an aggregate of $31.8 million in new liquidity, after the repayment of the existing debt, upon completion. These transactions are expected to close before September 30, 2018 and are subject to customary conditions precedent and the execution of definitive documentation.

•
In June 2018, the Company executed a $120.6 million senior secured term loan facility with ABN AMRO Bank N.V. and Skandinaviska Enskilda Banken AB (the "ABN/SEB Credit Facility"). This loan was fully drawn in June 2018 and the proceeds were used to refinance the existing indebtedness on five vessels which were previously financed under the Company's K-Sure Credit Facility. The Company raised $33.0 million in new liquidity, after the repayment of the existing debt, as a result of this transaction.

•
Excluding the ABN/SEB Credit Facility (described above), the Company has entered into agreements to refinance a total of 36 vessels through a series of bank loans and lease financing arrangements during the second and third quarters of 2018. These transactions, which are described below, are expected to raise $286.6 million in aggregate of new liquidity after the repayment of the existing secured debt related to these vessels, and are expected to close by September 30, 2018.

•	In May 2018, the Company entered into an agreement to time charter-in a 2015 built LR2 product tanker for six months at $14,800 per day.

•	In June 2018, the Company paid a quarterly cash dividend with respect to the first quarter of 2018 on the Company's common stock of $0.01 per share.
Convertible Notes Exchange
In May and July 2018, the Company closed separate exchange offers pursuant to which certain holders of the Company’s Convertible Notes due 2019 exchanged $203.5 million in aggregate principal amount of such notes for the same aggregate principal amount of newly issued Convertible Notes due 2022. These transactions closed on two separate dates whereby $188.5 million aggregate principal amount of notes were exchanged in May 2018 and $15.0 million aggregate principal amount of notes were exchanged in July 2018.

The Convertible Notes due 2022 bear a coupon rate of 3.0%, which is payable semi-annually on November 15 and May 15 of each year and carried an initial conversion rate of 250 shares of the Company's common stock per $1,000 principal amount ($4.00 per share). The conversion rate is subject to adjustment from time to time upon the occurrence of certain events (such as the payment of dividends). The conversion rate was adjusted to 250.8117 shares of the Company's common stock per $1,000 principal amount on June 6, 2018 due to the scheduled payment of a quarterly dividend. The Convertible Notes due 2022 mature on May 15, 2022 and are non-redeemable. The remaining terms and conditions are similar to those set forth in the Convertible Notes due 2019.
During the second quarter of 2018, the Company recorded a loss on extinguishment of the Convertible Notes due 2019 of $17.0 million, and wrote off $1.1 million of deferred financing fees, as a result of the May 2018 exchange.
Update on Refinancing Initiatives
The table and discussion set forth below summarizes the status of the Company’s previously announced refinancing initiatives.

	Agreement	Closing date (1)	Expected new liquidity (2) In millions of U.S. dollars	Number of vessels to be refinanced
1	$90.0 million sale and leaseback	Q3 2018	$31.8	Four
2	ABN AMRO/SEB Credit Facility	June 2018	33.0	Five
3	ING Credit Facility Upsize	Q3 2018	11.8	Two
4	$36.7 million Term Loan Facility	Q3 2018	9.2	Two
5	China Huarong Shipping sale and leaseback	Q3 2018	51.3	Six
6	AVIC International sale and leaseback	Q3 2018	43.9	Five
7	CMB sale and leaseback	Q3 2018	54.1	Six
8	$116.0 million sale and leaseback	Q3 2018	42.5	Four
9	$157.5 million sale and leaseback	Q3 2018	42.0	Seven
			$319.6	41 vessels
(1)    Represents the actual (if in Q2 2018) or expected (if in Q3 2018) closing date of each facility.
(2)    Represents the approximate amount of new liquidity the Company raised, or expects to raise (depending on the closing date), after the repayment of the existing indebtedness.

Sale and Leasebacks of Four Product Tankers (a new agreement which has not previously been announced)
In July 2018, the Company reached an agreement to sell and leaseback two Handymax product tankers (STI Battersea and STI Wembley) and two MR product tankers (STI Texas City and STI Meraux) to an international financial institution. The borrowing amounts under the arrangement are up to $22.0 million per Handymax and $23.0 million per MR ($90.0 million in aggregate), and the Company expects to raise an aggregate of $31.8 million in new liquidity, after the repayment of the existing debt, upon completion.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement. The facility bears interest at LIBOR plus a margin of 3.6% per annum and will be repaid in quarterly installments of $0.5 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. These transactions are expected to close before September 30, 2018 and are subject to customary conditions precedent and the execution of definitive documentation.
ABN AMRO/SEB Credit Facility
In June 2018, the Company executed the ABN/SEB Credit Facility, a $120.6 million senior secured term loan facility with ABN AMRO Bank N.V. and Skandinaviska Enskilda Banken AB. This loan was fully drawn in June 2018 and the proceeds were used to refinance the existing indebtedness on five vessels consisting of one Handymax product tanker (STI Hammersmith), one MR product tanker (STI Westminster), and three LR2 product tankers (STI Connaught, STI Winnie and STI Lauren). These five vessels were previously financed under the K-Sure Credit Facility. As a result of this transaction, the Company raised $33.0 million in new liquidity, after the repayment of the existing debt, and wrote off $3.3 million of deferred financing fees during the second quarter of 2018.

The ABN/SEB Credit Facility has a final maturity of June 2023 and bears interest at LIBOR plus a margin of 2.60% per annum. Principal payments will be an aggregate of $2.9 million per quarter for the first eight installments and $2.5 million per quarter thereafter, with a balloon payment due upon maturity. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
ING Credit Facility Upsize
In June 2018, the Company executed an agreement to upsize its $132.5 million credit facility with ING Bank N.V. to $171.2 million. The upsized portion of the loan facility will be used to finance up to 65% of the fair market value of one Handymax product tanker (STI Rotherhithe) and one MR product tanker (STI Notting Hill), which are currently financed under the Company’s K-Sure Credit Facility. This transaction is expected to close before September 30, 2018, and the Company expects to raise $11.8 million in new liquidity, after the repayment of the existing debt, upon closing. The Company accelerated $0.5 million of deferred financing fee amortization during the second quarter of 2018 as a result of this agreement and expects to write off an additional $0.5 million of deferred financing fees upon closing.
The upsized portion of the loan facility has a final maturity of June 2022 and bears interest at LIBOR plus a margin of 2.40% per annum. Principal payments will be an aggregate of $1.0 million per quarter for the first eight installments and $0.8 million per quarter thereafter, with a balloon payment due upon maturity. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
$36.7 million Term Loan Facility
In June 2018, the Company executed an agreement with a leading European financial institution for a loan facility of up to $36.7 million. The loan facility will be used to refinance the existing indebtedness related to two MR product tankers (STI Memphis and STI Soho), which are currently financed under the BNP Paribas Credit Facility. This transaction is expected to close before September 30, 2018 and the Company expects to raise $9.2 million in new liquidity, after the repayment of the existing debt, upon closing. The Company accelerated $0.1 million of deferred financing fee amortization during the second quarter of 2018 as a result of this agreement and expects to write off an additional $0.1 million of deferred financing fees upon closing.
The loan facility has a final maturity of June 2021, bears interest at LIBOR plus a margin of 2.50% per annum and will be repaid in equal quarterly installments of $0.8 million, in aggregate, with a balloon payment due upon maturity. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
China Huarong Shipping Financial Leases
In May 2018, the Company reached an agreement to sell and leaseback six 2014 built MR product tankers, (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama and STI Regina) to China Huarong Shipping Financial Leasing Co., Ltd. These vessels are currently financed under the Company's 2016 Credit Facility. The borrowing amount under the arrangement is $144.0 million in aggregate, and the Company expects to raise an aggregate of $51.3 million in new liquidity, after the repayment of the existing debt, upon completion. These agreements are expected to close before September 30, 2018. The Company accelerated $0.4 million of deferred financing fee amortization during the second quarter of 2018 as a result of this agreement and expects to write off an additional $0.8 million of deferred financing fees upon closing.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the third year of each agreement. The lease bears interest at LIBOR plus a margin of 3.5% per annum and will be repaid in equal quarterly principal installments of $0.6 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. These agreements are subject to customary conditions precedent and the execution of definitive documentation.

AVIC International Financial Leases
In July 2018, the Company executed an agreement to sell and leaseback three MR product tankers (STI Ville, STI Fontvieille and STI Brooklyn) and two LR2 product tankers (STI Rose and STI Rambla) to AVIC International Leasing Co., Ltd. The borrowing amounts under the arrangement are $24.0 million per MR and $36.5 million per LR2 ($145.0 million in aggregate), and the Company expects to raise an aggregate of $43.9 million in new liquidity, after the repayment of the existing debt, upon completion. These agreements are expected to close before September 30, 2018. The Company accelerated $0.8 million of deferred financing fee amortization during the second quarter of 2018 as a result of this agreement and expects to write off an additional $1.2 million of deferred financing fees upon closing.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement. The lease bears interest at LIBOR plus a margin of 3.7% per annum and will be repaid in quarterly principal installments of $0.5 million per MR and $0.8 million per LR2. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. These agreements are subject to customary conditions precedent and the execution of definitive documentation.
CMB Financial Leases
In July 2018, the Company executed an agreement to sell and leaseback six MR product tankers (STI Battery, STI Milwaukee, STI Tribeca, STI Bronx, STI Manhattan, and STI Seneca) to CMB Financial Leasing Co., Ltd. The borrowing amount under the arrangement is $141.6 million in aggregate, and the Company expects to raise an aggregate of $54.1 million in new liquidity, after the repayment of the existing debt, upon completion. These agreements are expected to close before September 30, 2018. The Company accelerated $0.6 million of deferred financing fee amortization during the second quarter of 2018 as a result of this agreement and expects to write off an additional $1.5 million of deferred financing fees upon closing.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels at the start of the fourth year of each agreement. The lease bears interest at LIBOR plus a margin of 3.2% per annum and will be repaid in quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date.
Sale and Leasebacks of Four Product Tankers
In June 2018, the Company reached an agreement to sell and leaseback two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Oxford and STI Selatar) in two separate transactions to an international financial institution. The borrowing amounts under the arrangement are $24.0 million per MR and $34.0 million per LR2 ($116.0 million in aggregate), and the Company expects to raise an aggregate of $42.5 million in new liquidity, after the repayment of the existing debt, upon completion. These agreements are expected to close before September 30, 2018. The Company accelerated $0.2 million of deferred financing fee amortization during the second quarter of 2018 as a result of this agreement and expects to write off an additional $2.2 million of deferred financing fees upon closing.
As part of the agreements, the Company will bareboat charter-in the vessels for a period of seven years at $7,935 per day for each MR and $11,040 per day for each LR2. In addition, the Company has purchase options beginning at the end of the third year of each agreement, and there is also a purchase obligation for each vessel upon the expiration of each agreement. These agreements are subject to customary conditions precedent and the execution of definitive documentation.
Sale and Leasebacks of Seven Product Tankers
In July 2018, the Company reached an agreement to sell and leaseback six MR product tankers (STI San Antonio, STI Benicia, STI St. Charles, STI Yorkville, STI Mayfair and STI Duchessa) and one LR2 product tanker (STI Alexis) to an international financial institution. The borrowing amounts under the arrangement are up to $21.3 million per MR and $29.7 million for the LR2 ($157.5 million in aggregate), and the Company expects to raise an aggregate of $42.0 million in new liquidity, after the repayment of the existing debt, upon completion.
Each agreement is for a fixed term of seven years, and the Company has options to purchase the vessels beginning at the end of the third year of each agreement. The lease bears interest at LIBOR plus a margin of 3.0% per annum and will be repaid in quarterly principal installments of $0.5 million per MR and $0.6 million for the LR2. Each agreement also has a purchase obligation at the end of the seventh year, which is equal to the outstanding principal balance at that date. These agreements are expected to close before September 30, 2018 and are subject to customary conditions precedent and the execution of definitive documentation.
Time Charter-in Update
In May 2018, the Company entered into a new time charter-in agreement on a 2015 built, LR2 product tanker for six months at $14,800 per day. The Company has an option to extend the charter for an additional six months at $15,350 per day.

$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its (i) Convertible Notes due 2019 (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, (iii) Unsecured Senior Notes Due 2019 (NYSE: SBBC), which were issued in March 2017, and (iv) Convertible Notes due 2022.
No securities were repurchased under this program during the period commencing January 1, 2018 and ending on the date of this press release.
As of the date hereof, the Company has the authority to purchase up to an additional $147.1 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that its Convertible Notes due 2019 and Convertible Notes due 2022 (which were issued in June 2014 and May 2018, respectively) were converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $5.7 million and $11.5 million during the three and six months ended June 30, 2018, respectively, were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three and six months ended June 30, 2018, the Company's basic weighted average number of shares was 309,575,449 and 308,914,701, respectively. The weighted average number of shares, both diluted and under the if-converted method, were anti-dilutive for the three and six months ended June 30, 2018, respectively, as the Company incurred net losses.
As of the date hereof, the Convertible Notes due 2019 and Convertible Notes due 2022 are not eligible for conversion.
Conference Call
The Company has scheduled a conference call on July 31, 2018 at 8:00 AM Eastern Daylight Time and 2:00 PM Central European Summer Time. The dial-in information is as follows:
US Dial-In Number: +1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422
Conference ID: 3267939
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/m6/p/iu4fdpep
Current Liquidity
As of July 30, 2018, the Company had $148.4 million in unrestricted cash and cash equivalents.
Drydock Update
Three of the Company’s 2013 built MR product tankers, which are currently operating under operating lease bareboat charter-in arrangements, were drydocked in accordance with their scheduled, class required special survey during the second quarter of 2018.  These vessels were offhire for an aggregate of 52 days and the aggregate drydock cost was $2.7 million.
The Company has two 2013 built MRs and two 2014 built MRs that are scheduled for drydock during the remainder of 2018 and estimates that these vessels will be offhire for an aggregate of 80 days with estimated aggregate drydock costs of approximately $4.0 million.

Debt
Set forth below is a summary of the Company’s outstanding indebtedness as of the dates presented:

	In millions of U.S. dollars	Outstanding as of March 31, 2018	Drawdowns, (repayments), and exchanges, net	Outstanding as of June 30, 2018	Drawdowns, (repayments), and exchanges, net	Outstanding as of July 30, 2018
1	K-Sure Credit Facility	$240.0	$(87.6)	$152.4	$—	$152.4
2	KEXIM Credit Facility	316.1	—	316.1	(4.3)	311.8
3	Credit Suisse Credit Facility	53.5	—	53.5	—	53.5
4	ABN AMRO Credit Facility	111.1	(2.2)	108.9	(0.6)	108.3
5	ING Credit Facility	109.9	—	109.9	—	109.9
6	BNP Paribas Credit Facility	42.6	(1.7)	40.9	—	40.9
7	Scotiabank Credit Facility	28.8	—	28.8	—	28.8
8	NIBC Credit Facility	34.7	(1.0)	33.7	(1.0)	32.7
9	2016 Credit Facility	190.7	(5.3)	185.4	—	185.4
10	HSH Nordbank Credit Facility	15.0	(0.4)	14.6	—	14.6
11	2017 Credit Facility	160.4	(3.3)	157.1	(1.7)	155.4
12	DVB 2017 Credit Facility	76.9	(1.5)	75.4	(1.5)	73.9
13	Credit Agricole Credit Facility	105.7	(2.1)	103.6	—	103.6
14	ABN AMRO/K-Sure Credit Facility	52.4	(1.0)	51.4	—	51.4
15	Citi/K-Sure Credit Facility	110.0	(2.1)	107.9	—	107.9
16	ABN AMRO/SEB Credit Facility	—	120.6	120.6	—	120.6
17	Ocean Yield Lease Financing	168.1	(2.6)	165.5	(0.9)	164.6
18	CMBFL Lease Financing	65.7	(1.2)	64.5	—	64.5
19	BCFL Lease Financing (LR2s)	106.3	(1.8)	104.5	(0.6)	103.9
20	CSSC Lease Financing	259.5	(4.3)	255.2	(1.4)	253.8
21	BCFL Lease Financing (MRs)	106.7	(2.6)	104.1	(0.8)	103.3
22	2020 Senior Unsecured Notes	53.8	—	53.8	—	53.8
23	2019 Senior Unsecured Notes	57.5	—	57.5	—	57.5
24	Convertible Notes due 2019	348.5	(188.5)	160.0	(15.0)	145.0
25	Convertible Notes due 2022	—	188.5	188.5	15.0	203.5
		$2,813.9	$(0.1)	$2,813.8	$(12.8)	$2,801.0

Set forth below are the expected, estimated future principal repayments on the Company's outstanding indebtedness which includes amounts due under sale and finance leaseback arrangements:

In millions of U.S. dollars	As of July 30, 2018 (1)	Pro-forma for new financing agreements (2)
Q3 2018 - principal payments made to date	$12.8	$12.8
Q3 2018 - remaining principal payments	41.1	49.9
Q4 2018	41.9	46.3
Q1 2019	66.5	63.1
Q2 2019 (3)	126.1	104.0
Q3 2019 (4)	211.2	208.5
Q4 2019	41.6	46.7
2020 and thereafter	2,272.6	2,569.1

	$2,813.8	$3,100.4

(1)    Amounts represent the estimated principal payments due on the Company's outstanding indebtedness as of July 30, 2018, which do not incorporate the impact of the Company's new financing initiatives which have not closed as of that date.
(2)    Amounts represent the estimated principal payments due on the Company's outstanding indebtedness after incorporating the impact of the Company's new financing initiatives which have been agreed to as of July 30, 2018 but have not closed.
(3)    Repayments include $57.5 million due upon the maturity of the Company's 2019 Senior Unsecured Notes.
(4)    Repayments include $145.0 million due upon the maturity of the Company's Convertible Notes due 2019.

Explanation of Variances on the Second Quarter of 2018 Financial Results Compared to the Second Quarter of 2017
For the three months ended June 30, 2018, the Company recorded a net loss of $68.9 million compared to a net loss of $68.3 million for the three months ended June 30, 2017. The following were the significant changes between the two periods:

•
TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended June 30, 2018 and 2017:

	For the three months ended June 30,
In thousands of U.S. dollars	2018	2017
Vessel revenue	$141,795	$118,418
Voyage expenses	(1,033)	(912)
TCE revenue	$140,762	$117,506

•
TCE revenue for the three months ended June 30, 2018 increased $23.3 million to $140.8 million, from $117.5 million for the three months ended June 30, 2017. This increase was driven by the growth of the Company's fleet to an average of 127.0 operating vessels during the three months ended June 30, 2018 from an average of 98.3 operating vessels during the three months ended June 30, 2017. This growth was the result of the merger with NPTI, which resulted in the delivery of four vessels in June 2017 and 23 vessels in September 2017. In addition, the Company took delivery of eight vessels under its newbuilding program throughout 2017 and two vessels under its newbuilding program during the first quarter of 2018. The increase in TCE revenue resulting from the increase in the size of the Company's fleet was offset by a reduction in TCE revenue per day, which decreased to $12,301 per day during the three months ended June 30, 2018, from $13,227 per day during the three months ended June 30, 2017. The spot market for product tankers continues to face adverse market conditions as a result of an unfavorable global supply and demand imbalance resulting primarily from weaker global refining margins and the continued absorption of an influx of prior year newbuilding deliveries. In particular the LR2 segment further deteriorated during the second quarter of 2018 primarily as a result of a reduction in light distillates heading from Europe to the Far East.

•
Vessel operating costs for the three months ended June 30, 2018 increased $19.6 million to $69.5 million, from $49.8 million for the three months ended June 30, 2017. This increase was the result of an increase in the average number of owned and bareboat chartered-in vessels for the three months ended June 30, 2018 to 119.0 vessels from 87.9 vessels for the three months ended June 30, 2017. This growth was the result of (i) the merger with NPTI, which resulted in the delivery of four vessels in June 2017 and 23 vessels in September 2017, and (ii) the delivery of eight vessels under the Company's newbuilding program throughout 2017 and two vessels under the Company's newbuilding program during the first quarter of 2018. These additions were offset by the sales of two MR tankers in June and July 2017.

•
Charterhire expense for the three months ended June 30, 2018 decreased $2.3 million to $17.2 million, from $19.5 million for the three months ended June 30, 2017. This decrease was the result of the change in the composition of the Company's time and bareboat chartered-in fleet during those periods. The Company's time and bareboat chartered-in fleet consisted of an average 8.0 time chartered-in vessels and 10.0 bareboat chartered-in vessels for the three months ended June 30, 2018, and the Company's time and bareboat chartered-in fleet consisted of an average of 10.4 time chartered-in vessels and 9.3 bareboat chartered-in vessels for the three months ended June 30, 2017. The average daily base rates on the Company's time chartered-in fleet during the three months ended June 30, 2018 and three months ended June 30, 2017 were $14,231 per vessel per day and $14,110 per vessel per day, respectively. The average daily base rates for the Company's bareboat chartered-in fleet during the three months ended June 30, 2018 and three months ended June 30, 2017 were $7,672 per vessel per day and $7,175 per vessel per day, respectively.

•
Depreciation expense for the three months ended June 30, 2018 increased $13.1 million to $44.1 million, from $31.0 million for the three months ended June 30, 2017. This increase was primarily driven by (i) the delivery of two LR2 and six MR vessels under the Company's newbuilding program during 2017, (ii) the delivery of the four LR1 vessels acquired from NPTI in June 2017, (iii) the delivery of eight LR1 and 15 LR2 vessels acquired from NPTI in September 2017, and (iv) the delivery of two MR vessels under the Company's newbuilding program in January 2018. These deliveries were offset by the sales of five MR vessels throughout 2017, of which three were leased back under bareboat charter-in operating lease arrangements.

•
Financial expenses for the three months ended June 30, 2018 increased $23.9 million to $48.9 million, from $25.0 million for the three months ended June 30, 2017. The increase in financial expenses was primarily a result of (i) increased interest expense incurred as a result of the assumption of $924.8 million of indebtedness as part of the Company's merger with NPTI ($118.3 million in June 2017 and $806.4 million in September 2017), (ii) increases in LIBOR rates when compared to the second quarter of 2017, and (iii) the write-off of $7.0 million of deferred financing fees during the second quarter of 2018 as a result of the May 2018 Convertible Notes Exchange, the refinancing of the existing indebtedness on five vessels into the ABN/SEB Credit Facility and the acceleration of a portion of the deferred financing fees related to the credit facilities that are expected to be refinanced in the third quarter of 2018.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	2018	2017	2018	2017
Revenue
Vessel revenue	$141,795	$118,418	$298,241	$241,219

Operating expenses
Vessel operating costs	(69,474)	(49,838)	(139,904)	(97,986)
Voyage expenses	(1,033)	(912)	(4,372)	(3,444)
Charterhire	(17,157)	(19,473)	(35,169)	(38,904)
Depreciation	(44,092)	(31,039)	(87,547)	(61,541)
General and administrative expenses	(13,346)	(11,692)	(26,972)	(23,602)
Loss on sale of vessels and write-down of vessel held for sale	—	(23,352)	—	(23,352)
Merger transaction related costs	(7)	(32,530)	(271)	(32,530)
Bargain purchase gain	—	5,417	—	5,417
Total operating expenses	(145,109)	(163,419)	(294,235)	(275,942)
Operating (loss) / income	(3,314)	(45,001)	4,006	(34,723)
Other (expense) and income, net
Financial expenses	(48,949)	(25,030)	(88,367)	(46,694)
Loss on exchange of convertible notes	(16,968)	—	(16,968)	—
Realized loss on derivative financial instruments	—	—	—	(116)
Financial income	345	436	730	489
Other expenses, net	(15)	1,345	(96)	1,262
Total other expense, net	(65,587)	(23,249)	(104,701)	(45,059)
Net loss	$(68,901)	$(68,250)	$(100,695)	$(79,782)

Loss per share

Basic	$(0.22)	$(0.38)	$(0.33)	$(0.46)
Diluted	$(0.22)	$(0.38)	$(0.33)	$(0.46)
Basic weighted average shares outstanding	309,575,449	181,378,540	308,914,701	172,096,465
Diluted weighted average shares outstanding (1)	309,575,449	181,378,540	308,914,701	172,096,465

(1) The dilutive effect of (i) unvested shares of restricted stock and (ii) the potentially dilutive securities relating to the Company's Convertible Notes were excluded from the computation of diluted earnings per share for the three and six months ended June 30, 2018 because their effect would have been anti-dilutive. Weighted average shares under the if-converted method (which includes the potential dilutive effect of both the unvested shares of restricted stock and the Convertible Notes) were 362,955,633 and 354,768,910 for the three and six months ended June 30, 2018, respectively.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	June 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	$164,578	$186,462
Accounts receivable	50,302	65,458
Prepaid expenses and other current assets	13,276	17,720
Inventories	8,362	9,713
Total current assets	236,518	279,353
Non-current assets
Vessels and drydock	4,084,167	4,090,094
Vessels under construction	—	55,376
Other assets	55,538	50,684
Goodwill	11,643	11,482
Restricted cash	12,284	11,387
Total non-current assets	4,163,632	4,219,023
Total assets	$4,400,150	$4,498,376
Current liabilities
Current portion of long-term debt	$230,743	$113,036
Finance lease liability	50,622	50,146
Accounts payable	15,762	13,044
Accrued expenses	25,192	32,838
Total current liabilities	322,319	209,064
Non-current liabilities
Long-term debt	1,810,869	1,937,018
Finance lease liability	641,584	666,993
Total non-current liabilities	2,452,453	2,604,011
Total liabilities	2,774,772	2,813,075
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	3,817	3,766
Additional paid-in capital	2,324,309	2,283,591
Treasury shares	(443,816)	(443,816)
Accumulated deficit (1)	(258,932)	(158,240)
Total shareholders' equity	1,625,378	1,685,301
Total liabilities and shareholders' equity	$4,400,150	$4,498,376

(1)    Accumulated deficit reflects the impact of the adoption of IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods beginning on January 1, 2018. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the "modified retrospective method"). We have applied the modified retrospective method upon the date of transition. Accordingly, the cumulative effect of the application of this standard resulted in a $3,888 reduction in the opening balance of Accumulated deficit on January 1, 2018.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the six months ended June 30,
In thousands of U.S. dollars	2018	2017
Operating activities
Net loss	$(100,695)	$(79,782)
Loss on sales of vessels and write-down of vessel held for sale	—	23,352
Depreciation	87,547	61,541
Amortization of restricted stock	13,180	11,605
Amortization of deferred financing fees	6,191	6,640
Write-off of deferred financing fees	7,035	867
Bargain purchase gain	—	(5,417)
Share-based transaction costs	—	5,973
Accretion of convertible notes	6,435	6,009
Accretion of fair value measurement on debt assumed from NPTI	1,909	37
Loss on exchange of convertible notes	16,968	—
	38,570	30,825
Changes in assets and liabilities:
Decrease in inventories	1,473	132
Decrease in accounts receivable	15,039	8,715
Decrease / (increase) in prepaid expenses and other current assets	4,620	(2,639)
Increase in other assets	(3,576)	(3,141)
Increase / (decrease) in accounts payable	2,767	(1,110)
(Decrease) / increase in accrued expenses	(6,165)	27,092
	14,158	29,049
Net cash inflow from operating activities	52,728	59,874
Investing activities
Acquisition of vessels and payments for vessels under construction	(26,057)	(148,197)
Proceeds from disposal of vessels	—	99,909
Net cash paid for the acquisition of the four LR1 vessels from NPTI	—	(38,211)
Drydock payments (owned and bareboat-in vessels)	(2,136)	(357)
Net cash outflow from investing activities	(28,193)	(86,856)
Financing activities
Debt repayments	(167,491)	(283,473)
Issuance of debt	142,025	317,775
Debt issuance costs	(13,473)	(10,305)
Increase in restricted cash	(897)	(1,708)
Gross proceeds from issuance of common stock	—	200,000
Equity issuance costs	(4)	(11,291)
Dividends paid	(6,579)	(3,493)
Net cash (outflow) / inflow from financing activities	(46,419)	207,505
(Decrease) / increase in cash and cash equivalents	(21,884)	180,523
Cash and cash equivalents at January 1,	186,462	99,887
Cash and cash equivalents at June 30,	$164,578	$280,410

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and six months ended June 30, 2018 and 2017
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$47,300	$43,165	$104,908	$90,034

Average Daily Results
Time charter equivalent per day(2)	$12,301	$13,227	$12,816	$13,799
Vessel operating costs per day(3)	$6,391	$6,233	$6,507	$6,370

LR2
TCE per revenue day (2)	$12,861	$15,021	$13,572	$15,760
Vessel operating costs per day(3)	$6,436	$6,320	$6,650	$6,433
Average number of owned or finance leased vessels	38.0	22.6	38.0	21.9
Average number of time chartered-in vessels	2.0	1.0	1.7	1.1

LR1
TCE per revenue day (2)	$11,090	$8,889	$10,608	$10,986
Vessel operating costs per day(3)	$6,613	$5,316	$6,805	$5,316
Average number of owned or finance leased vessels	12.0	0.7	12.0	0.4
Average number of time chartered-in vessels	—	0.5	—	0.8

MR
TCE per revenue day (2)	$12,567	$13,082	$13,049	$13,254
Vessel operating costs per day(3)	$6,392	$6,135	$6,384	$6,224
Average number of owned or finance leased vessels	45.0	41.3	44.8	41.7
Average number of time chartered-in vessels	5.6	6.9	5.9	7.4
Average number of bareboat chartered-in vessels	3.0	2.3	3.0	1.1

Handymax
TCE per revenue day (2)	$11,267	$11,908	$12,096	$13,100
Vessel operating costs per day(3)	$6,183	$6,349	$6,357	$6,626
Average number of owned or finance leased vessels	14.0	14.0	14.0	14.0
Average number of time chartered-in vessels	0.3	2.0	1.1	2.1
Average number of bareboat chartered-in vessels	7.0	7.0	7.0	5.2

Fleet data
Average number of owned or finance leased vessels	109.0	78.6	108.8	77.9

Average number of time chartered-in vessels	8.0	10.4	8.7	11.4
Average number of bareboat chartered-in vessels	10.0	9.3	10.0	6.3

Drydock
Drydock payments for owned or bareboat-in vessels (in thousands of U.S. dollars)	$1,698	$357	$2,136	$357

(1)	See Non-IFRS Measures section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Fleet list as of July 30, 2018

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	Time Charter (5)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	Time Charter (5)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP (2)	MR
16	STI Topaz	2012	49,990	—	SMRP (2)	MR
17	STI Ruby	2012	49,990	—	SMRP (2)	MR
18	STI Garnet	2012	49,990	—	SMRP (2)	MR
19	STI Onyx	2012	49,990	—	SMRP (2)	MR
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR
21	STI Ville	2013	49,990	—	SMRP (2)	MR
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR
23	STI Opera	2014	49,990	—	SMRP (2)	MR
24	STI Texas City	2014	49,990	—	SMRP (2)	MR
25	STI Meraux	2014	49,990	—	SMRP (2)	MR
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR
27	STI Venere	2014	49,990	—	SMRP (2)	MR
28	STI Virtus	2014	49,990	—	SMRP (2)	MR
29	STI Aqua	2014	49,990	—	SMRP (2)	MR
30	STI Dama	2014	49,990	—	SMRP (2)	MR
31	STI Benicia	2014	49,990	—	SMRP (2)	MR
32	STI Regina	2014	49,990	—	SMRP (2)	MR
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR
37	STI Battery	2014	49,990	—	SMRP (2)	MR
38	STI Soho	2014	49,990	—	SMRP (2)	MR
39	STI Memphis	2014	49,990	—	SMRP (2)	MR
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR
42	STI Bronx	2015	49,990	—	SMRP (2)	MR
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR

45	STI Queens	2015	49,990	—	SMRP (2)	MR
46	STI Osceola	2015	49,990	—	SMRP (2)	MR
47	STI Notting Hill	2015	49,687	1B	Time Charter (6)	MR
48	STI Seneca	2015	49,990	—	SMRP (2)	MR
49	STI Westminster	2015	49,687	1B	Time Charter (6)	MR
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR
52	STI Galata	2017	49,990	—	SMRP (2)	MR
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR
54	STI Leblon	2017	49,990	—	SMRP (2)	MR
55	STI La Boca	2017	49,990	—	SMRP (2)	MR
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR
60	STI Excel	2015	74,000	—	SLR1P (3)	LR1
61	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1
62	STI Expedite	2016	74,000	—	SLR1P (3)	LR1
63	STI Exceed	2016	74,000	—	SLR1P (3)	LR1
64	STI Executive	2016	74,000	—	SLR1P (3)	LR1
65	STI Excellence	2016	74,000	—	SLR1P (3)	LR1
66	STI Experience	2016	74,000	—	SLR1P (3)	LR1
67	STI Express	2016	74,000	—	SLR1P (3)	LR1
68	STI Precision	2016	74,000	—	SLR1P (3)	LR1
69	STI Prestige	2016	74,000	—	SLR1P (3)	LR1
70	STI Pride	2016	74,000	—	SLR1P (3)	LR1
71	STI Providence	2016	74,000	—	SLR1P (3)	LR1
72	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
73	STI Madison	2014	109,999	—	SLR2P (4)	LR2
74	STI Park	2014	109,999	—	SLR2P (4)	LR2
75	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
76	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
77	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
78	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
79	STI Rose	2015	109,999	—	Time Charter (7)	LR2
80	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
81	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
82	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
83	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
84	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
85	STI Connaught	2015	109,999	—	SLR2P (4)	LR2
86	STI Spiga	2015	109,999	—	SLR2P (4)	LR2
87	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2
88	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2
89	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2
90	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2
91	STI Lombard	2015	109,999	—	SLR2P (4)	LR2
92	STI Grace	2016	109,999	—	SLR2P (4)	LR2
93	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2
94	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2
95	STI Solace	2016	109,999	—	SLR2P (4)	LR2

96	STI Stability	2016	109,999	—	SLR2P (4)	LR2
97	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2
98	STI Supreme	2016	109,999	—	SLR2P (4)	LR2
99	STI Symphony	2016	109,999	—	SLR2P (4)	LR2
100	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2
101	STI Goal	2016	113,000	—	SLR2P (4)	LR2
102	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2
103	STI Guard	2016	113,000	—	SLR2P (4)	LR2
104	STI Guide	2016	113,000	—	SLR2P (4)	LR2
105	STI Selatar	2017	109,999	—	SLR2P (4)	LR2
106	STI Rambla	2017	109,999	—	SLR2P (4)	LR2
107	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2
108	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2
109	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2

	Total owned or finance leased DWT		7,883,190

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Charter type	Daily Base Rate	Expiry (8)
	Time or bareboat chartered-in vessels
110	Silent	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(9)
111	Single	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(9)
112	Star I	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(9)
113	Sky	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(9)
114	Steel	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(9)
115	Stone I	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(9)
116	Style	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(9)
117	Miss Benedetta	2012	47,499	—	SMRP (2)	MR	Time charter	$14,000	16-Mar-19	(10)
118	STI Beryl	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	18-Apr-25	(11)
119	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	21-Apr-25	(11)
120	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	28-Apr-25	(11)
121	Gan-Trust	2013	51,561	—	SMRP (2)	MR	Time charter	$13,950	06-Jan-19	(12)
122	CPO New Zealand	2011	51,717	—	SMRP (2)	MR	Time charter	$15,250	12-Sep-18	(13)
123	CPO Australia	2011	51,763	—	SMRP (2)	MR	Time charter	$15,250	01-Sep-18	(13)
124	Ance	2006	52,622	—	SMRP (2)	MR	Time charter	$13,500	12-Oct-18	(14)
125	Densa Alligator	2013	105,708	—	SLR2P (4)	LR2	Time charter	$14,300	17-Aug-18	(15)
126	Densa Crocodile	2015	105,408	—	SLR2P (4)	LR2	Time charter	$14,800	06-Dec-18	(16)

	Total time or bareboat chartered-in DWT		881,177

	Total Fleet DWT		8,764,367

(1)
This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Group Pool and is operated by Scorpio Commercial Management S.A.M., or SCM. SHTP and SCM are related parties to the Company.

(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Group Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Group Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Group Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.
(6)	This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.
(7)	This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.
(8)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(9)	This agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.
(10)	In January 2018, we entered into a time charter-in agreement for one year at $14,000 per day. We have an option to extend the charter for an additional year at $14,400 per day.
(11)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.

(12)	We have an option to extend this charter for an additional year at $15,750 per day.
(13)	We have an option to extend this charter for an additional year at $16,000 per day.
(14)	We have an option to extend this charter for an additional year at $15,000 per day.
(15)	In February 2018, we entered into a time charter-in agreement for six months at $14,300 per day. We also have an option to extend the charter for an additional six months at $15,310 per day.
(16)	In May 2018, we entered into a time charter-in agreement for six months at $14,800 per day. We also have an option to extend the charter for an additional six months at $15,350 per day.
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2017 and 2018 were as follows:

Date paid	Dividends per share
March 2017	$0.010
June 2017	$0.010
September 2017	$0.010
December 2017	$0.010
March 2018	$0.010
June 2018	$0.010

On July 30, 2018, the Company's Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about September 27, 2018 to all shareholders of record as of September 20, 2018 (the record date). As of July 30, 2018, there were 331,629,992 shares outstanding.
Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its (i) Convertible Notes due 2019 (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, (iii) Unsecured Senior Notes Due 2019 (NYSE: SBBC), which were issued in March 2017, and (iv) Convertible Notes due 2022.
No securities were repurchased under this program during the period commencing January 1, 2018 through and ending on the date of this press release.
As of the date hereof, the Company has the authority to purchase up to an additional $147.1 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or finance leases 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers, 14 Handymax tankers) with an average age of 3.0 years and time or bareboat charters-in 17 product tankers (two LR2 tankers, eight MR tankers and seven Handymax tankers). Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss and adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of time charter equivalent revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that time charter equivalent revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of time charter equivalent revenue, adjusted net income or loss with the adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
Time charter equivalent revenue is reconciled above in the section entitled 'Explanation of Variances on the Second Quarter of 2018 Financial Results Compared to the Second Quarter of 2017'.
Reconciliation of Net Loss to Adjusted Net Loss

	For the three months ended June 30, 2018
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(68,901)	$(0.22)	$(0.22)
Adjustments:
Merger transaction related costs	7	0.00	0.00
Deferred financing fees write-off	7,035	0.02	0.02
Loss on exchange of convertible notes	16,968	0.05	0.05
Adjusted net loss	$(44,891)	$(0.15)	$(0.15)

	For the three months ended June 30, 2017
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net loss	$(68,250)	$(0.38)		$(0.38)
Adjustments:
Deferred financing fees write-off	801	0.00		0.00
Merger transaction related costs	32,530	0.18		0.18
Bargain purchase gain	(5,417)	(0.03)		(0.03)
Loss on sales of vessels	23,352	0.13		0.13
Adjusted net loss	$(16,984)	$0.09	(1)	$0.09	(1)

	For the six months ended June 30, 2018
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net loss	$(100,695)	$(0.33)		(0.33)
Adjustments:
Merger transaction related costs	271	—		—
Deferred financing fees write-off	7,035	0.02		0.02
Loss on exchange of convertible notes	16,968	0.05		0.05
Adjusted net loss	$(76,421)	$(0.25)	(1)	$(0.25)	(1)

	For the six months ended June 30, 2017
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net loss	$(79,782)	$(0.46)		$(0.46)
Adjustments:
Deferred financing fees write-off	867	0.01		0.01
Merger transaction related costs	32,530	0.19		0.19
Bargain purchase gain	(5,417)	(0.03)		(0.03)
Loss on sales of vessels	23,352	0.13		0.13
Adjusted net loss	$(28,450)	$(0.17)	(1)	$(0.17)	(1)

(1) Summation differences due to rounding.

Reconciliation of Net Loss to Adjusted EBITDA

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars	2018	2017	2018	2017
Net loss	$(68,901)	$(68,250)	$(100,695)	$(79,782)
Financial expenses	48,949	25,030	88,367	46,694
Financial income	(345)	(436)	(730)	(489)
Depreciation	44,092	31,039	87,547	61,541
Merger transaction related costs	7	32,530	271	32,530
Bargain purchase gain	—	(5,417)	—	(5,417)
Amortization of restricted stock	6,530	5,317	13,180	11,605
Loss on sale of vessels	—	23,352	—	23,352
Loss on exchange of convertible notes	16,968	—	16,968	—
Adjusted EBITDA	$47,300	$43,165	$104,908	$90,034

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of our operations, risks relating to the integration of the operations of Navig8 Product Tankers Inc. (“NPTI”) and the possibility that the anticipated synergies and other benefits of the acquisition of NPTI will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the merger with NPTI and the related transactions, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio Tankers’ filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616